AMERICAN HOUSING REIT INC.
4800 Montgomery Lane, Suite 450
Bethesda, MD 20814
December 15, 2014

BY FILING ON EDGAR

Kristi Marrone
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Dear Ms. Marrone,

This letter is submitted in response to your November 24, 2014 letter and our follow-up conversation on December 4, 2014.

Response to Comments:

1.           We are filing our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 on Monday,  December 15.

2.           On November 26, 2014, the Company amended its Annual Report on Form 10-K for the period ended September 30, 2013 to address your comments.

3.           The vast majority of the residences that we have required were occupied by tenants at the date they were acquired by us.  In that regard we agree that ASC 805 Business Combinations applies to these acquisitions.  Accordingly, we have assessed these acquisitions as business combinations and identified an intangible asset related to the acquisitions in the form of “in-place leases.”  Our assessment did not identify any other intangible assets or liabilities such as above-market or below-market leases.

Our assessment determined that the fair value of the in-place lease intangible asset was approximately $162,100.  Additionally, as part of our assessment we calculated the amortization expense related to this intangible asset using the remaining useful life.

We plan to file our outstanding Form 10-Q for the third quarter ended June 30, 2014 at the time of, or before, the filing of this response letter.  Included within our June 30, 2014 Form 10-Q balance sheet we will reclassify the $162,100 intangible asset from the building and improvements line item into its own separate line item.  We will also remove the impact (although immaterial) of the depreciation expense charged on the income statements for the three and nine month periods ended June 30, 2014 and replace it with amortization expense of the intangible asset.

Included within our three and nine months ended June 30, 2014 income statement results will be the amortization charge of approximately $42,600 related to the in-place lease intangible asset for the three months ended June 30, 2014 and a cumulative charge of approximately $118,800 for the nine months ended June 30, 2014.  Accordingly, our three and nine month ended June 30, 2014 income statement amounts and the net intangible asset presented on the balance sheet at June 30, 2014 will be accurately reflected.

The income statement impact of the amortization of this intangible asset not recorded in our previously filed Form 10-Q for the first quarter ended December 31, 2013 and the second quarter ended March 31, 2014, is presented below.

	Q1 12/31/13	Q2 3/31/14

Reported Net Income	$6,300	$92,700
Calculated Amortization	$24,400	$51,800
% Impact	387%	56%

Although on a percentage of net income basis the amortization of the intangible asset over the first and second quarters is large we have determined that the dollar amount of the charge each period is immaterial and does not require restatement of our prior FY14 quarters due to the relative insignificant dollar size of the charges, the non cash nature of the differences and the fact the impact was corrected within the current fiscal year.  The third quarter and nine month ended income statement periods properly reflect the amortization expense on the intangible asset and the June 30, 2014 balance sheet properly presents the intangible asset.

4. We agree with the Staff’s comment and will provide the following disclosure in our outstanding Form 10-Q for the third quarter ended June 30, 2014 to be filed at the time of, or before, the filing of this response letter.  We will disclose this information within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” within the document.  The disclosure will be presented as follows:

Application and Screening Procedures

The tenant application and screening procedures are performed by our individual third party management company.  In turn the management company utilizes national tenant screening / background organizations.  Upon receiving a tenant application the property management company will send us documentation regarding the prospective tenant that includes the tenant’s name, the prospective number of dependents living in the home, existence of pets, credit score, current and prior rental history, employment verification, and a background check.

The management company will also send along their recommendation on approval. For a prospective tenant that has credit issues, we will require additional an additional security deposit amount. If the tenant has a pet(s) we will charge a pet deposit and possibly additional rent as well for the pet (usually larger dogs and multiple cats).  Tenants that have a criminal, felony background or are registered sex offenders are declined automatically.

Select Portfolio Data

Average Eviction Cost	$359
Average Vacancy Days	63
Average “Make Ready” Costs	$2,107

The Company understands that it is responsible for the adequacy and the accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Conn Flanigan

Conn Flanigan
Chief Executive Officer